

April 11, 2014

Via E-mail
Peter M. Fass, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036-8299

> **Re:** **American Realty Capital Healthcare Trust, Inc.**
> **Schedule TO-I**
> **Filed April 7, 2014**
> **File No. 005-87382**

Dear Mr. Fass:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Item 10

1.   We note the disclosure that Item 10 is not applicable; however, we also note that the offer is subject to a financing condition (i.e., the Credit Facility Condition). As such, it does not appear that you fit within the safe harbor outlined in Instruction 2 to Item 10 of Schedule TO. Please revise to include the information required by Item 10 to Schedule TO or advise us as to why this is not necessary. See Instruction 2 to Item 10 of Schedule TO.

Offer to Purchase

2.   We note the Credit Facility Condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule

13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

<u>If I tender my Shares, when will I be paid for my Shares, page 5</u>

3.   We note that the company does not expect to begin paying for tendered Shares until "at least five business days after the Expiration Date." Such timing does not appear to be consistent with the prompt payment requirements expressed in Exchange Act Rules 13e-4(f)(5) and 14e-1(c). Please revise or advise.

<u>Determination of validity . . ., page 16</u>

4.   We note the disclosure that the company's determinations are final and binding. Revise to state that securityholders may challenge the company's determinations in a court of competent jurisdiction. Please make corresponding revisions anywhere else in the offer document where this language appears.

<u>Conditions of the Offer, page 21</u>

5.   Please refer to last paragraph of this section, where you state, "Our failure at any time to exercise any of the foregoing rights will not be not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.

<u>Source and Amounts of Funds, page 25</u>

6.   If the company has no alternative financing plans or arrangements, please revise to state so. See Item 1007(b) of Regulation M-A.

Other Arrangements, page 31

7.   Please revise to remove the knowledge qualifiers that appear under this heading.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3641or the undersigned at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Special Counsel
Office of Mergers & Acquisitions